Exhibit (d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

ING SEPARATE PORTFOLIOS TRUST

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)
	Class SMA	Class P
ING Emerging Markets Corporate Debt Fund Initial Term Expires August 1, 2014	N/A	0.15%
ING Emerging Markets Hard Currency Debt Fund Initial Term Expires August 1, 2014	N/A	0.15%
ING Emerging Markets Local Currency Debt Fund Initial Term Expires August 1, 2014	N/A	0.15%
ING Investment Grade Credit Fund Initial Term Expires August 1, 2008 Initial Term for Class P Expires August 1, 2014	0.00%	0.15%

HE

HE

Effective Date: December 3, 2012

*

This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.